Dear Bryan Steam Stockholder:


Your tender had not been received as of the close of business on October 28, 1998, the original expiration of the cash tender offer for all outstanding shares of Bryan Steam Corporation.


The offer has been extended and will now expire at midnight, New York City time, on Wednesday, November 4, 1998, unless further extended. If you wish to tender your shares and receive $152.00 net per share, you should complete the enclosed duplicate Letter of Transmittal and submit it with your stock certificate in the return envelope provided prior to November 4th. If you wish to participate in the offer but cannot locate your certificate, you should complete the enclosed affidavit and submit it with the completed Letter of Transmittal.

IF YOU HAVE ALREADY TENDERED YOUR SHARES, PLEASE
DISREGARD THIS NOTICE.

If you have any questions regarding the offer or need help in completing any of the paperwork, please call MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or collect at (212) 929-5500.

If you do not wish to tender your shares at this time, you do not need to take any action.